Prins Bernhardplein 200
1097 JB Amsterdam
The Netherlands

+31 (20) 521 4777
wright.com

May 30, 2018

VIA EDGAR AND E-MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Mr. Martin James, Senior Assistant Chief Accountant

Re:         Wright Medical Group N.V.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 28, 2018
File No. 001-35065

Dear Mr. James:

This letter sets forth the responses of Wright Medical Group N.V. (the Company, we, us or our) to the comments of the staff (the Staff) of the Division of Corporation Finance, Securities and Exchange Commission (the Commission) in the letter dated May 17, 2018 from Martin James to Lance A. Berry, the Company’s Senior Vice President and Chief Financial Officer.

For the convenience of the Staff’s review, we have restated the Staff’s original comment in italicized print prior to the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2017

Critical Accounting Estimates

Business combinations, goodwill and long-lived assets, page 74

1.
We note the operating losses and net losses recorded in each of the reported periods, as well as the negative cash flows from operations recorded in fiscal 2017 and 2015. Please tell us the methods and key assumptions used to develop the estimates of future cash flows utilized in your annual evaluation of goodwill impairment. Discuss your rationale for excluding any corporate charges from these cash flows.

Company Response:

The Company respectfully advises the Staff that its historical operating losses include significant amounts of transition expenses related to the Wright/Tornier merger which are not expected to continue in future periods, as well as non-cash amortization expense and, in 2015 and 2016, non-cash inventory step-up amortization, all of which do not impact the discounted cash flow projections used in the Company’s impairment analysis. Additionally, the Company’s historical net losses and negative cash flows from operations were significantly impacted by its loss from and cash outflows from discontinued operations.

As of October 1, 2017, the Company performed a quantitative analysis to test for goodwill impairment and determined that it was not more likely than not that the respective carrying values of its U.S. Lower Extremities & Biologics, U.S. Upper Extremities, and International Extremities & Biologics reporting units exceeded their respective fair values, indicating that goodwill was not impaired.

To determine the fair value of our reporting units, the Company estimated respective future cash flows, discounted to their respective present values using a discount rate. Key assumptions used in the impairment tests were revenue growth rates and the rates used for discounting the projected cash flows. Growth rates and margins used to estimate cash flows were based on past performance, external market growth assumptions, and performance observations of comparable companies. Cash flow projections for five years were based on forecasts based on product demand. Cash flows beyond that timeframe were extrapolated by applying a flat terminal growth rate. Discount rates were determined appropriate given the type and size of business, current market assessments of the time value of money, and the risks specific to each reporting unit.

The following table details the assumptions used by the Company for the 2017 goodwill impairment assessment for each of the Company’s reporting units:

	Terminal Growth Rate	Discount Rate
U.S. Lower Extremities & Biologics	4%	8.1%
U.S. Upper Extremities	4%	8.5%
International Extremities & Biologics	4%	10.7%
The Company classifies certain costs as corporate charges, which primarily relate to global administrative expenses that support all segments, including salaries and benefits of certain executive officers, and expenses such as: information technology administration and support; corporate headquarters; legal, compliance, and corporate finance functions; insurance; and all share-based compensation. The Company did not exclude corporate charges from its goodwill impairment test. The Company estimated future cash outflows for the corporate function, discounted this amount to the present value and then allocated that negative value based on the relative fair values of the reporting units. The Company then compared the fair value of the respective reporting units, adjusted for corporate charges, with the respective carrying values for the goodwill impairment test.

2.	In future filings, please provide the following disclosures for each reporting unit that is at risk of failing step one of the goodwill impairment test:
•The percentage by which fair value exceeded carrying value as of the date of the most recent test;
•The amount of goodwill allocated to the reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumption, including specifics to the extent possible; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Interpretive Release No. 33-8350.

Company Response:

The Company respectfully advises the Staff that as of October 1, 2017, the respective fair values of our U.S. Lower Extremities & Biologics, U.S. Upper Extremities, and International Extremities & Biologics reporting units significantly exceeded their respective carrying values; therefore, the Company was not at risk of failing step one of the goodwill impairment test.

If in the future the Company is at risk of failing step one of the goodwill impairment test, the Company will disclose detailed information in its future filings, including:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•The amount of goodwill allocated to the reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumption, including specifics to the extent possible; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

We hope that these responses satisfactorily address your comments. If you have any further comments or questions or require any additional information concerning the filing or the matters discussed herein, please contact me at 901-867-4607.

Very truly yours,
/s/ Lance A. Berry
Lance A. Berry
Senior Vice President and Chief Financial Officer

cc: Robert J. Palmisano, President and Chief Executive Officer
James A. Lightman, Senior Vice President, General Counsel and Secretary